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                              March 2, 2022

       Oran Holtzman
       Chief Executive Officer
       ODDITY Tech Ltd.
       8 Haharash Street
       Tel Aviv-Jaffa, 6761304, Israel

                                                        Re: ODDITY Tech Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
1, 2022
                                                            CIK No. 0001907085

       Dear Mr. Holtzman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Market and Industry Data, page ii

   1. We note your statement that you have not independently verified information from third party sources and that
the accuracy and completeness of such information is not
                                                        guaranteed. This
statement may imply an inappropriate disclaimer of responsibility with respect to such
information. Please either delete this statement or specifically state that you are liable for such
information that appears in the prospectus.
       Founder's Letter, page iii

   2. We refer to the letter from your co-founder. Please revise your presentation so that the letter does not appear
in the forepart of the registration statement prior to the Summary.
 Oran Holtzman
FirstName  LastNameOran Holtzman
ODDITY Tech    Ltd.
Comapany
March      NameODDITY Tech Ltd.
       2, 2022
March2 2, 2022 Page 2
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FirstName LastName
3. Please revise here and throughout your registration statement to provide the bases for your claims that your physical beauty and wellness products deliver "best-in-class performance and functionality," that your product offerings are "best-in-class," and that your digital marketing and user acquisition are "best-in-class." In that regard and with reference to your disclosure on page 103, we note that you do not appear to create your own products.
         To the extent that you source your products from suppliers that also provide raw materials, packaging, and/or assembly services to other companies within the beauty and wellness industry, please tell us why it is appropriate to refer to your products as "best-in-class."
Prospectus Summary, page 1

4. Your prospectus summary should include a balanced discussion of your company and your business, including any associated weaknesses and challenges you currently face and may face in the future. Please balance your discussion of your advantages and competitive strengths with an equally prominent discussion of any detriments. For example, we note your disclosures elsewhere in the prospectus regarding (i) the fact that certain of your manufacturers have experienced delays and shutdowns due to the COVID-
         19 pandemic; (ii) your experience of supply chain disruptions due to factors such as fulfillment center disruption and limited shipping capacity; (iii) your reliance on third-
         party data for your AI models; (iv) your receipt of complaints regarding your products, including complaints alleging adverse side effects; and (v) your lack of full compliance with applicable data privacy protection regulations.
5. Please revise throughout your Prospectus Summary and Business sections to avoid unnecessary repetition. By way of example only, we note that you cite
(i) that your tech
         team comprises over 40% of your headcount four times in each section and (ii) your 25 million users six separate times in the Summary. Please note that these examples are not exhaustive.
Who We Are, page 1

6. We note your statement that you have a platform of over 25 million users that you have direct access to and have generated over 1 billion unique data points. Please revise your disclosure here and throughout to clarify (i) how the terms "users" and "data points" are defined and (ii) whether you generate revenue from these users. To the extent you do not generate revenue from your users, please disclose your number of active customers with equal prominence.
The ODDITY Platform is Unlocking Distribution for Beauty and Wellness Online, page 5

7. We note your statement that SpoiledChild has "sustainability at the center of its purpose"
         and features refillable packaging and a "sustainable mindset." Please revise your disclosure here and on page 141 to clarify what is meant by having "sustainability at the center of its purpose" and a "sustainable mindset." In your revisions, please clarify whether SpoiledChild has additional sustainability features or characteristics beyond
 Oran Holtzman
FirstName  LastNameOran Holtzman
ODDITY Tech    Ltd.
Comapany
March      NameODDITY Tech Ltd.
       2, 2022
March3 2, 2022 Page 3
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FirstName LastName
         refillable packaging.
Our Competitive Strengths, page 6

8. We note your disclosure here and on page 82 stating that "in 2020", you achieved 3.1x 12-
         month LTV to CAC. We further note your disclosure on pages 93 and 102 stating that
         "by 2021" you achieved 3.1x 12-month LTV to CAC. Please revise your disclosure to clearly state (i) which customer cohorts were included in this analysis and (ii) how you calculate customer lifetime value and customer acquisition cost.

         Please also revise your disclosure within Management's Discussion and Analysis of
         Financial Condition and Results of Operations to present LTV and CAC calculations for recent periods.
9. Please define the term "active customers" the first time it is used. Please also disclose your active customer retention rate.
10. We note your statements here and elsewhere in the prospectus that you have developed and scaled transformative brands. However, based on the disclosure throughout the prospectus, you had one brand prior to February 2022: IL MAKIAGE. Please explain to us the basis for your statements that you have developed, launched, and scaled multiple transformative brands. Alternatively, please revise your disclosure. Risk Factors
If our products are found to be or are perceived to be defective or unsafe..., page 38

11. Please provide further detail about the complaints you have received alleging adverse side effects. Alternatively, please tell us why this information would not be material.
Changes in data privacy and security laws, rules, regulations, and standards..., page 47

12. We note your disclosure that you have not "fully complied with the foregoing regulations with regard to the prohibition of transfer by the data importer to third-parties[.]" Please revise to describe (i) the scope of your non-compliance and (ii) the consequences you may face as a result of your non-compliance.
We rely significantly on the use of information technology, including technology provided by third-party service providers..., page 49

13. We note your disclosure that "[s]ecurity incidents compromising the confidentiality, integrity, and availability of [y]our confidential or personal information and [y]our and
         [y]our third-party service providers' information technology systems have occurred in the past and may occur in the future." Please provide further disclosure regarding the types of security incidents that have occurred in your business. In your revisions, please clarify whether any user and/or customer personal data was compromised.
 Oran Holtzman
FirstName  LastNameOran Holtzman
ODDITY Tech    Ltd.
Comapany
March      NameODDITY Tech Ltd.
       2, 2022
March4 2, 2022 Page 4
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Driving Customer Acquisition, Retention, and Repeat Purchases, page 82

14. Please revise your disclosure in this section to define organic revenue and explain how it differs from revenue from repeat orders and users who are converted into customers through unpaid retargeting.
Business, page 92

15. Please revise your Business section to provide additional details regarding your products, including the types of products you sell, which products are your key products, product trends, and a description of the marketing channels you use. Please also include additional details regarding how you produce, distribute and deliver your physical products to consumers. In your revisions, please clarify whether you develop or produce your products internally or whether you rely on external suppliers and partners for these services. For guidance, please refer to Item 4.B. of Form 20-F (incorporated into Form F-
         1).
16. Please revise the Business section, where appropriate, to describe the material terms of your acquisition of Voyage 81 Ltd. referenced on page F-23. In your revisions, please include a description of the terms of the Redeemable Ordinary A Shares issued to the sellers. Please also file the stock purchase agreement referenced on page 134 and the holdback agreement with Niv Price referenced on page 135 as exhibits to your registration statement.
The Scarce Combination of Scale, Growth, and Profitability, page 92

17. Please revise your disclosure to provide the basis for your belief that you have "achieved leading profitability in record time relative to other DTC businesses."
An Expansive Customer Demographic, page 96

18. Please revise the graphics that appear on page 96 to include the percentages associated with each data point.
Supply Chain, page 103

19. Please disclose whether the prices of the principal raw materials that you require are volatile and, to the extent there is pricing volatility, describe how you manage pricing fluctuations. Refer to Item 4.B.4. of Form 20-F (incorporated into Form F-1).
Our People and Culture, page 104

20. We note your disclosure that as of December 31, 2021, you had 237 "employees and entrepreneurs across [y]our corporate offices." Please clarify the difference between an employee and an "entrepreneur" and, if possible, please provide a breakdown of persons employed by main category of activity and geographic location. Oran Holtzman
FirstName  LastNameOran Holtzman
ODDITY Tech    Ltd.
Comapany
March      NameODDITY Tech Ltd.
       2, 2022
March5 2, 2022 Page 5
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Management
Incentive Plans with Respect to SpoiledChild, page 127

21. Please describe the revenue thresholds associated with the incentive bonuses described in this section. Alternatively, please tell us why this would not be required.
2022 Equity Incentive Plan, page 130

22.      When available, please describe the terms of your 2022 equity incentive plan.
Certain Relationships and Related Party Transactions
Indemnification and Expense Agreement with Catteron Management Company, L.L.C., page
133

23. We note your disclosure that you "undertook to pay all reasonable expenses incurred by or on behalf of Catterton Management or its affiliates in connection with any services provided to [you] by Catterton Management or its affiliates." Please disclose the types of services provided to you by Catterton Management, whether your indemnification obligations pursuant to the agreement are capped and whether this agreement is anticipated to remain in effect following the consummation of the offering.
Registration Rights, page 133

24. Please revise to disclose the number of shares that will be entitled to registration rights.
Description of Share Capital and Articles of Association, page 136

25. Please revise your disclosure to describe the permitted transferees of Class B ordinary shares for transfers of Class B ordinary shares that will not cause the shares to automatically convert into Class A ordinary shares. Please also disclose whether the holders of Class B ordinary shares have optional conversion rights and whether the
         Company has any ability to mandate a conversion of Class B ordinary shares if certain conditions are met, including whether the Class B ordinary shares have any time-based sunset provisions.
Note 2- Significant Accounting Policies
r. Revenue recognition, page F-12

26. You state on page F-13 that you record a reserve for estimated product returns in each reporting period. Please address the following:
             Please tell us why presentation of Returns on the face of the financial statements is consistent with ASC 606. In this regard, it would appear that returns would be considered variable consideration and included in the Revenue line item.
             Provide us a detailed analysis of how you account for items shipped under your "Try
             Before You Buy" program in which customers choose several similar products for a trial and initially pay only shipping costs, paying only for the products they keep after
 Oran Holtzman
ODDITY Tech Ltd.
March 2, 2022
Page 6
           the trial period.
             Provide additional disclosure in the notes to the financial statements with respect to your accounting treatment for the "Try Before You Buy" program.
Note 2: Significant Accounting Policies
v. Basic and diluted income per share, page F-14

27. Please explain why the options outstanding have been excluded from the calculation of the diluted net income per share when you have reported net income for the year ended
      December 31, 2020 or revise accordingly.
w. Operating Segments, page F-14

28. Please provide the disclosures required by ASC 280-10-50-40 or explain why this information is not available. If providing the information is impracticable, that fact shall be disclosed.
Note 13. Subsequent Events, page F-23

29. Please tell us your consideration to provide the financial statements and related pro forma financial information for Voyage81, which was acquired July 9, 2021.
General

30. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,
FirstName LastNameOran Holtzman
                                                             Division of
Corporation Finance
Comapany NameODDITY Tech Ltd.
                                                             Office of Life
Sciences
March 2, 2022 Page 6
cc:       Alison A. Haggerty, Esq.
FirstName LastName